

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 2, 2015

Scott A. Moehrke
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654

Re: ConvergEx Group, LLC, *et al.,* File No. 812-14281

Dear Mr. Moehrke:

By Form APP-WD filed with the Securities and Exchange Commission on July 1, 2015, you requested that the above-referenced application, filed on February 21, 2014 under the Investment Company Act of 1940 and amended on September 8, 2014, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Mary Kay Frech

Mary Kay Frech
Branch Chief

cc: Steven P. Heineman, General Counsel, ConvergEx Group, LLC
        Christian B. McGrath, General Counsel and Managing Director, GTCR LLC
        Gavin McLeod, Chief Financial Officer, Aligned Asset Managers LLC